

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 0408

June 17, 2005

By U.S. Mail and Facsimile to (704) 894-9759

David R. Koran
President, Chief Executive Officer and Chief Financial Officer
Capital Resource Funding, Inc.
2212 Lantern Way Circle
Cornelius, North Carolina 28031

Re: **Capital Resource Funding, Inc.**
Amendment No. 5 to Registration Statement on Form SB-2
Filed May 27, 2005
File No. 333-118259

Dear Mr. Koran:

We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page

1.   Revise your reference to the $75,000 in proceeds that the company may raise from the sale of its own stock to clarify that it may raise anywhere from $0 to the total $75,000 and that there is no minimum amount that must be sold in order to close the offering.

2.   Please revise the first paragraph to avoid using legalistic definitions. All references in the prospectus to the narrator, or otherwise, should be clear from the context. Refer to Rule 421 of Regulation C. Shareholders should be able to ascertain the parties involved, and their respective role, without the need of such a definition.

3.   Disclose that all funds received will be immediately available for use by the company, that there is no minimum number of shares that the company must sell, and funds will not be placed in an escrow or similar account.

4.   Please revise the third and fourth paragraphs so that the discussion of Bulletin Board trading is fully consistent. The third paragraph suggests that shares will be traded on the Bulletin Board in the near future, while the fourth paragraph states that such trading may never occur. Make similar revisions on page 7 and elsewhere as appropriate.

Use of Proceeds, page 15

5.   Please tell us why you show offering costs in the chart at $0.

Plan of Distribution, page 18

6.   Please disclose what exemption the company is claiming to allow its officers and directors to participate in the offering of the company's shares. If you plan to rely on the "self-underwritten offering" safe harbor of Rule 3a4-1 of the Exchange Act, please provide us with your analysis as to how you believe that your officers and directors can rely upon the provision.

Financial Statements for Period Ended May 31, 2004:

Statement of Cash Flows, page 49

7.   Refer to comment 5 from our letter dated April 4, 2005. We note that while you have modified your Statement of Cash Flows for the period ended February 28, 2005 to report cash flows from operating activities using the indirect method, you continue to report your cash flows from operating activities for the period ended May 31, 2004 using the direct method. As previously requested, please provide a reconciliation of net income/(loss) to net cash flows from operating activities for the period ended May 31, 2004 as required by paragraph 30 of SFAS 95 if you prefer to present your cash flows using the direct method. Alternatively, you may continue to present your cash flows using the indirect method.

Financial Statements for Period Ended February 28, 2005:

Balance Sheet, page 62

8.   We note your response to comments 7 from our letter dated April 4, 2005. As the shares issued to your officers were "granted" as of the balance sheet date, please revise to reflect the par value of shares issued in Common Stock and the excess of the fair value over the par value in APIC. Your current presentation of these shares as "Common Stock to be Distributed" does not appropriately reflect the substance of this transaction. Please also revise Note D accordingly.

General

9.   Please include a signed and currently dated accountants' consent in your next amendment.

10.   Please note the updating requirement of Item 10(g) of Regulation S-B when filing your next amendment.

*   *   *

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You may contact Angela Jackson, Staff Accountant, at (202) 551-3426 or Kevin Vaughn, Accounting Branch Chief, (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3419 with any other questions.

Sincerely,



Christian Windsor
Special Counsel

cc: Harold Martin, Esq. (by fax)